Zomedica Pharmaceuticals Corp.

3928 Varsity Drive

Ann Arbor, Michigan 48108

November 16, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zomedica Pharmaceuticals Corp. Registration Statement on Form S-1 (File No. 333-217409)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, Zomedica Pharmaceuticals Corp. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1 (File No.: 333-217409) (the “Registration Statement”) be accelerated to 4:00 p.m., Washington, D.C. time, on November 20, 2017, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm effectiveness by notifying our counsel, Jack Hogoboom of Lowenstein Sandler LLP, at (973) 597-2382. Thank you for your assistance in this matter.

Very truly yours,

Zomedica Pharmaceuticals Corp.

By: /s/ Gerald A. Solensky, Jr.

Name: Gerald A. Solensky, Jr.

Title: Chairman of the Board, President

           and Chief Executive Officer

cc:	John D. Hogoboom, Esq. Paul Bolger, Esq.